Exhibit 99.1

InterCure Announces Record Fourth Quarter and Fiscal Year End 2022 Results

Record fiscal year 2022 revenue of $150 million

Record fiscal year 2022 Adjusted EBITDA* of $32 million

Record fiscal year 2022 net income of $17 million

Generated $20 Million cash flow from operations

Strong balance sheet with over $95 million cash

NEW YORK, TORONTO, and HERZLIYA, Israel – March 31, 2023 – InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”) is pleased to announce its financial and operating results for the fourth quarter and year ended December 31, 2022. All amounts are expressed in New Israeli Shekels (NIS) or Canadian dollars ($), unless otherwise noted.

Full Year 2022 Key Financial & Operating Highlights (Cannabis Sector)

●	Record fiscal year 2022 revenue of $150 (NIS 389 million) million.

●	Gross profit of $61 million (NIS 159 million) and gross margin of 41%.

●	Adjusted EBITDA of $32 Million (NIS 84 million) representing 22% of revenues.

●	Net income (consolidated) of $17 (NIS 44 Million).

●	Garneted positive (consolidated) cash flow from operations of $20 Million (NIS 51 Million).

●	Cash (consolidated) at year end of $95 million (NIS 246 million).

●	Increased market share due to solid demand for Canndoc’s branded products and expansion of the Company’s medical cannabis dispensing operations.

●	Added 8 locations to its leading medical cannabis dedicated pharmacy chain to a total of 28, out of which 20 are actively dispensing medical cannabis.

●	Executed our global expansion strategy with the successful opening of the first Cookies flagship store in Vienna, Austria, and adding the first location in London, UK which in the process of obtaining regulatory approvals. (Part of the total 28 location mentioned above)

●	Scaled up our cultivation, production facilities and expended our distribution pharmaceutical logistic hub capacity, further solidifying us as one of the largest and most advanced platforms in the space.

●	Record of new product launches with more than 30 new GMP SKUs added to the Company’s portfolio of products during the quarter.

●	First company to comply with the new strict 109 import regulations of the Israel Medical Cannabis Agency, resuming importation of medical cannabis to Israel.

*Cannabis sector

Fourth Quarter Key Financial & Operating Highlights (Cannabis Sector)

●	Record revenue of $41 million (NIS 106 million) 33% growth YoY and 5% QoQ growth due to continued increase in market share.
●	Gross profit of $14 million (NIS 37 million), gross margin of 35% dropped from 44% (QoQ) as a result market condition. During the fourth quarter, financially struggling companies and companies exiting the market sold low-to-medium quality products at lower prices to liquidate their inventories. This had an impact primarily on our ultra-medical and legacy products, while the prices for our top selling high quality products remined stable.
●	Adjusted EBITDA of $7 million (NIS 19 million), representing 18% of revenues.
●	Expended our exclusive partnership with Organigram, a world-leading indoor grower, to supply us up to 20 tons and extending its reach into new territories and product lines.
●	Announced expansion of the company’s partnership forming a collaboration with the renowned cannabis brand ‘Binske’ to develop and offer a range of non-flower cannabis products, which we believe will significantly enhance our product portfolio and further strengthen our market position

Post-fourth quarter 2022 Highlights

●	Successfully completed export of our GMP products to Intercure’s EU hub, preparing for commercial launches of our products in UK and Germany.

●	Announced the termination of the Better acquisition agreement, which has led us subsequently to file a lawsuit to recover the funds loaned in connection with the merger agreement.

“We are pleased to report another record-breaking quarter and fiscal year for InterCure, solidifying our leading position” said InterCure CEO Alexander Rabinovich, adding “As our target markets are evolving, we remain focused on execution with financial discipline while navigating through regulatory barriers and market challenges. During 2022, we have successfully ramped up our upstream global supply chain and scaled our downstream distribution operations to meet the solid demand for our high-quality branded products. While favorable regulatory cannabis reforms are on the horizon, we expect our growth journey to continue as we remain focused and committed to expand our leading platform, building shareholder value and improving quality of life for patient communities across the word.”

Key Q4 and Full Year 2022 Financial Highlights – Cannabis Sector

(In thousands NIS)

	2021	2022
Revenues	219,677	388,684
Gross Profit (1)	95,989	158,957
Adjusted EBITDA (2)	56,897	84,125

	Q4-21	Q4-22
Revenues	79,702	105,606
Gross Profit (1)	36,613	37,484
Adjusted EBITDA (2)	21,091	18,527

	Q2-21	Q3-21	Q4-21	Q1-22	Q2-22	Q3-22	Q4-22
Revenues	45,230	61,695	79,701	87,229	95,277	100,572	105,606
Gross Profit (1)	19,267	24,682	36,613	35,857	41,542	44,074	37,484
Gross Profit %	43%	40%	46%	41%	43%	44%	35%
Adjusted EBITDA(2)	11,701	14,041	21,091	21,298	22,113	22,187	18,527
Adjusted EBITDA %	26%	23%	26%	24%	23%	22%	18%

(1)	Gross profit before effect of fair value.
(2)	EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below.

Webcast and Conference Call

The Company will conduct a webcast on Monday, April 3, 2022 at 04:30 p.m. (Eastern Time) to review the results as well as provide an overview of the Company’s recent milestones and growth strategy.

To register to the call and https://register.vevent.com/register/BIdec7603751894ebcbf0f22eca91cdb4a

Participants can access the live webcast through the following link:

https://bit.ly/37N92wN

Consolidated Financial Statements, Management’s Discussion and Analysis and Annual Information Form

InterCure’s audited financial statements and accompanying notes for the year ended December 31, 2022 and related management’s discussion and analysis of financial condition and results of operations (“MD&A”), together with its Annual Information Form for the same period, are available under the Company’s profile on SEDAR.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its international market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measured used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the company. A reconciliation of Adjusted EBITDA to an IFRS measure (revenue), which is incorporated by reference to this press release, is available in InterCure’s MD&A for the period under the heading “Results of Operation”, available under the Company’s profile on SEDAR at www.sedar.com.

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s future revenue growth and profitability, the success of its global expansion plans, , its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic, the war in Ukraine, macro economic factors (including inflation) and uncertainty created as a result of the socio-political situation in Israel. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2022, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on July 14, 2021, as amended August 3, 2021 and August 18, 2021. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contact:

InterCure Ltd.

Amos Cohen, Chief Financial Officer

amos@intercure.co